________________________________________________________________________________


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 6K


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

  For the month ended: May 2003             Commission File Number:  000-31168


                                CONDOR GOLD CORP.
                 (Translation of registrant's name into English)

              390 Bay Street, Suite 2020, Toronto, Ontario M5H 2Y2
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F [X]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [ ]    No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82.




________________________________________________________________________________

                                CONDOR GOLD CORP.


                              FINANCIAL STATEMENTS


                        FOR THE THREE & SIX MONTH PERIODS
                               ENDED MAY 31, 2003













                                              CONTENTS
                                              Balance Sheet
                                              Statement of Shareholders' Deficit
                                              Statement of Earnings
                                              Statement of Cash Flows
                                              Notes to Financial Statements

                                CONDOR GOLD CORP.
                           Consolidated Balance Sheet
                          (Stated in Canadian Dollars)
                                  May 31, 2003
                            (prepared by Management)



                                                Period Ended      Year ended
                                                May 31, 2003   November 30, 2002
                                                 (unaudited)       (audited)

                       ASSETS
Current
     Cash                                       $    40,712      $    24,804
     Notes Receivable                           $   286,666
Fixed Assets, Net                                    15,109
Properties, Net                                   5,708,572        5,498,572
Deferred Expenses                                   225,000
                                                -----------      -----------
                                                $ 6,276,059      $ 5,523,376
                                                ===========      ===========
                       Liabilities

Current Liabilities
     Accounts Payable                           $   134,828      $   203,409
     Deposits                                       200,000          100,000
     Advances from related parties                  405,700          533,678
                                                -----------      -----------
                                                    740,528          837,087

     Notes payable                                2,100,327          554,000

                                                -----------      -----------
                                                  2,840,855        1,391,087
                                                -----------      -----------

                       SHAREHOLDERS' EQUITY

Share Capital                                     7,840,171        7,259,171

Deficit                                          (4,404,967)      (3,126,882)
                                                -----------      -----------
                                                  3,435,204        4,132,289

                                                $ 6,276,059      $ 5,523,376
                                                ===========      ===========

                                CONDOR GOLD CORP.
                 Consolidated Statement of Shareholders' Deficit
                          (Stated in Canadian Dollars)
                        For the Period Ended May 31, 2003
                            (prepared by Management)



                                          Period Ended         Year ended
                                          May 31, 2003      November 30, 2002
                                          (unaudited)           (audited)

Deficit - beginning of period             $(3,126,882)        $  (484,287)

Net loss for the period                    (1,278,085)         (2,642,595)
                                          -----------         -----------

Deficit - end of period                   $(4,404,967)        $(3,126,882)
                                          ===========         ===========

                                CONDOR GOLD CORP.
                  Consolidated Statement of Earnings & Expenses
                          (Stated in Canadian Dollars)
                  For the Three Month Period Ended May 31, 2003
                            (prepared by Management)


                                            Three Month         Three Month
                                            Period Ended        Period Ended
                                            May 31, 2003        May 31, 2002
                                             (unaudited)         (unaudited)

Expenses
      General and administrative              $ 196,953          $  25,593
      Consulting fees                            23,836             13,000
      Exploration                               147,137             48,336
      Management fees                            30,000             14,500
      Professional fees                          82,470             10,722
      Miscellaneous                               1,947              2,264
                                              ---------          ---------
                                                482,343            114,415

      Net Loss                                $(482,343)         $(114,415)
                                              =========          =========

                                CONDOR GOLD CORP.
                  Consolidated Statement of Earnings & Expenses
                          (Stated in Canadian Dollars)
                   For the Six Month Period Ended May 31, 2003
                            (prepared by Management)


                                                  Six Month           Six Month
                                                 Period Ended       Period Ended
                                                May 31, 2003        May 31, 2002
                                                 (unaudited)        (unaudited)

Expenses
      General and administrative                 $   336,591        $    37,593
      Consulting fees                                 93,563             36,000
      Exploration                                    610,602             60,207
      Management fees                                 60,000             40,193
      Professional fees                              165,984             18,747
      Miscellaneous                                   11,345              5,286
                                                 -----------        -----------
                                                   1,278,085            198,026

      Net Loss                                   $(1,278,085)       $  (198,026)
                                                 ===========        ===========


                                     CONDOR GOLD CORP.
                            Consolidated Statement of Cash Flows
                                (Stated in Canadian Dollars)
                       For the Three Month Period Ended May 31, 2003
                                  (prepared by Management)


                                                                Three Month    Three Month
                                                                Period Ended  Period Ended
                                                                May 31, 2003  May 31, 2002
                                                                (unaudited)    (unaudited)
Cash Flows from Operating Activities
      Net loss                                                  $(482,343)     $(114,415)
      Adjustments to reconcile net loss to net
      Increase in accounts payayble and accrued liabilities        97,904         17,274
                                                                ---------      ---------
                                                                 (384,439)       (97,141)
                                                                ---------      ---------

Cash Flows from Investing Activities
      Purchase of fixed Assets                                     (8,468)
      Investment in mining properities                            (85,000)      (150,000)
                                                                ---------      ---------
                                                                  (93,468)      (150,000)

Cash Flows from Financing Activities
      Proceeds from issuance of common shares                     118,000         73,600
      Proceeds from notes payable                                    --
      Proceeds from related parties                               (52,978)        73,922
      Proceeds from Deposits                                      100,000        100,000
                                                                ---------      ---------
                                                                  165,022        247,522
                                                                ---------      ---------
Net (Drecease) Increase in Cash                                  (312,885)           381

Cash beginning of period                                          353,597             55
                                                                ---------      ---------

Cash - end of period                                            $  40,712      $     436
                                                                =========      =========


                                       CONDOR GOLD CORP.
                             Consolidated Statement of Cash Flows
                                 (Stated in Canadian Dollars)
                          For the Six Month Period Ended May 31, 2003
                                   (prepared by Management)


                                                                  Six Month        Six Month
                                                                Period Ended     Period Ended
                                                                May 31, 2003     May 31, 2002
                                                                 (unaudited)      (unaudited)
Cash Flows from Operating Activities
      Net loss                                                  $(1,278,085)     $  (198,026)
      Adjustments to reconcile net loss to net
      Increase in accounts payayble and accrued liabilities          48,747           19,519
                                                                -----------      -----------
                                                                 (1,229,338)        (178,507)
                                                                -----------      -----------

Cash Flows from Investing Activities
      Purchase of fixed Assets                                      (15,109)
      Investment in mining properities                             (210,000)        (235,000)
                                                                -----------      -----------
                                                                   (225,109)        (235,000)

Cash Flows from Financing Activities
      Proceeds from issuance of common shares                       298,333           91,100
      Proceeds from notes payable                                 1,200,000
      Proceeds from related parties                                (127,978)          86,793
      Proceeds from Deposits                                        100,000          100,000
                                                                -----------      -----------
                                                                  1,470,355          277,893

                                                                -----------      -----------
Net (Drecease) Increase in Cash                                      15,908         (135,614)

Cash beginning of year                                               24,804          136,050
                                                                -----------      -----------

Cash - end of period                                            $    40,712      $       436
                                                                ===========      ===========

                                Condor Gold Corp.
                    Notes to the Interim Financial Statements
                   For the Six Month Period Ended May 31, 2003
                      (Unaudited - prepared by management)

Readers are cautioned that these statements may not be appropriate for their purposes.

1.   Nature of Business

     Condor Gold Corp. (formerly Ripped Canada Artists Inc.) (herein the "Company") was duly incorporated in the province of Ontario on June 19, 1997, under the Business Corporations Act (Ontario). The company is engaged in the exploration and development of gold and diamond properties.

2.   Significant Accounting Policies

     Management in accordance with generally accepted accounting principles in Canada has prepared the financial statements of the Corporation. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements, in management's opinion, have been properly prepared using careful judgment with reasonable limits of materiality. These interim financial statements do not contain all disclosures required under generally accepted accounting principles for annual financial statements and should therefore be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

     The Company has suffered operating losses during the current year and has a negative working capital and a net capital deficiency that raises doubt as to its ability to continue as a going concern. Management expects that the Company will be in a position to obtain the working capital financing required to support its business operations. The Company's continued existence as a going concern is dependent upon its ability to attain and maintain profitable operations and to obtain the necessary financing.

     Unit of Measurement
     -------------------

     Canadian currency is being used as the unit of measurement in these financial statements.

     Use of Estimates
     ----------------

     In preparing the company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

                                Condor Gold Corp.
                    Notes to the Interim Financial Statements
                   For the Six Month Period Ended May 31, 2003
                      (Unaudited - prepared by management)


     Mineral Exploration Properties and Revenue Recognition
     ------------------------------------------------------

     Property acquisition costs are capitalized until the property to which they relate is placed into production, sold, abandoned or management determines that there has been an impairment in value. As at May 31, 2003, there has not been any production at any of the properties. Exploration expenditures are expensed as incurred.

3.   Properties

                                          May 31, 2003             November 31, 2002
                                          ------------             -----------------

                                                 Accumulated                 Accumulated
                                     Cost       Amortization      Cost      Amortization
                                     ----       ------------      ----      ------------
         Exploration Properties   $5,708,572         -0-       $5,498,572        -0-

         Net Carrying Amount                     $5,708,572                  $5,498,572


4.   Advances from Related Parties

     Advances due to related parties are payable either to shareholders or to private companies which are owned by shareholders who may be officers and/or directors of the Company. The amounts payable are non-interest bearing and have no specified terms of repayment.

5.   Common Stock

         Common Stock at no par value
         Unlimited shares authorized

                  Issued                  Number of Shares         $ Value
                  ------                  ----------------         -------

         Balance beginning of period         63,237,200          $ 7,259,171
         Issued during period                 9,100,000          $   581,000
         Balance at end of period            72,337,200          $ 7,840,171

6.   Subsequent Events

     On June 26, 2003 the Company signed a private placement term sheet to finance its diamond subsidiary Condor Diamond Corp.(to be renamed Dialex Minerals, Inc.). Dialex will issue 12,000,000 common shares at CDN. $0.20 per share and 2,000,000 warrants at an exercise price of CDN. $0.25. The transaction is conditional upon necessary regulatory approvals. Upon completion of the transaction Condor Gold Corp. will retain a majority interest in Dialex.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               CONDOR GOLD CORP.
                                               (Registrant)

                                               By:   /Alexander Stewart/
                                                    -------------------------
                                               Name: Alexander Stewart
                                               Title: Chief Executive Officer

Dated: July 31, 2003